Filed pursuant to Rule 433
Registration Statement No. 333-163075

SCANA Corporation

FINAL TERM SHEET

Dated:  January 18, 2012

Issuer:	SCANA Corporation
Name of Securities:	Medium Term Notes
Size:	$250,000,000
Expected Ratings:
Moody’s: Baa3 (stable outlook); S&P: BBB (stable outlook); Fitch: BBB+ (stable outlook). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Maturity:	February 1, 2022
Trade Date:	January 18, 2012
Coupon (Interest Rate):	4.125%
Yield to Maturity:	4.219%
Spread to Benchmark Treasury:	+235 basis points (2.35%)
Benchmark Treasury:	2.000% U.S. Treasury due November 15, 2021
Benchmark Treasury Price and Yield:	101-05+/1.869%
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2012
Make-Whole Redemption Provision:	Prior to November 1, 2021, make whole call at Adjusted Treasury Rate +35 basis points
Par Redemption Provision:	On or after November 1, 2021
Price to Public:	99.238%, plus accrued interest from January 25, 2012
Underwriters’ Discount or Commission:	0.65%
Net Proceeds to Issuer:	$246,470,000, plus accrued interest from January 25, 2012
Settlement Date:	January 25, 2012 (T+5)
Denominations:	$1,000 x $1,000
CUSIP:	80589M AE2

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

J.P. Morgan Securities LLC -	1-212-834-4533 (collect)

Merrill Lynch, Pierce, Fenner & Smith Incorporated -	1-800-294-1322 (toll free)

TD Securities (USA) LLC -	1-800-263-5292 (toll free)

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